723


05008228

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Secure One Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS


PROCESSED
MAY 23 2005
THOMSON FINANCIAL

FILE NO. 82- 4890 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 5/23/05

12g 3-2(b)
File # 82-4890


SEC MAIL PROCESSING
RECEIVED
MAY 18 2005
WASH. D.C.
202
SECTION

SECURE ONE, INC.

CONSOLIDATED FINANCIAL STATEMENTS

ARLS
12-31-04

FOR THE YEAR ENDED
DECEMBER 31, 2004

AUDITOR'S REPORT

To the Directors of
Secure One, Inc.

We have audited the consolidated balance sheet of Secure One, Inc. as at December 31, 2004 and the consolidated statements of operations, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and the results of its operations and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The comparative figures were audited by another firm of chartered accountants.

(Signed) "Watson Aberant LLP"

Edmonton, Alberta
May 4, 2005

Watson Aberant LLP
Chartered Accountants

SECURE ONE, INC.
CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 2004

	Dec 31, **2004**	*(Note 17)* *Dec. 31* 2003
ASSETS		
CURRENT		
Accounts receivable *(Note 2)*	**$ 1,704,610**	$ 1,352,104
Income taxes receivable	**25,877**	16,507
Inventory *(Notes 3)*	**42,404**	30,074
Prepaid expenses and deposits *(Note 17.b)*	**223,982**	12,910
Due from related parties *(Note 9)*	**25,000**	65,678
Due from Director *(Note 4)*	**---**	38,580
	2,021,873	1,515,853
DEFERRED CHARGES *(Note 6)*	**93,322**	108,876
DEFERRED FINANCE CHARGES	**---**	2,043
PROPERTY, PLANT AND EQUIPMENT *(Note 7)*	**147,537**	156,567
INTANGIBLE ASSETS *(Note 8)*	**42,000**	54,000
GOODWILL	**111,025**	111,025
	$ 2,415,757	$ 1,948,364
LIABILITIES		
CURRENT		
Bank indebtedness *(Note10)*	**$ 970,524**	$ 510,244
Due to director *(Note 5)*	**244,034**	---
Accounts payable	**934,026**	591,556
Callable debt *(Note 11)*	**---**	4,000
Current portion of obligations under conditional sales contract *(Note 12)*	**10,400**	32,160
	2,158,984	1,137,960
OBLIGATIONS UNDER CONDITIONAL SALES CONTRACT *(Note 12)*	**---**	9,447
FUTURE TAX LIABILITY	**52,578**	22,902
	2,211,562	1,170,309
SHAREHOLDERS' EQUITY		
SHARE CAPITAL *(Note 13)*	**9**	9
CONTRIBUTED SURPLUS	**262,500**	---
(DEFICIT) RETAINED EARNINGS (*Note17)*	**(58,314)**	778,046
	204,195	778,055
	$ 2,415,757	$ 1,948,364

LEASE COMMITMENTS *(Note 15)*

Approved by the board



SECURE ONE, INC.

CONSOLIDATED STATEMENT OF OPERATIONS
AS AT DECEMBER 31, 2004

	Dec 31, 2004	*(Note 17)* Dec 31, 2003
REVENUE	**$ 9,863,223**	$ 7,281,739
EXPENSES		
Salaries and benefits	**7,960,595**	5,273,828
Sub Contractors	**310,683**	445,108
Automotive	**302,972**	470,939
Rent *(Note 8)*	**112,358**	93,804
Telephone and utilities	**292,162**	260,015
Taxes, licenses and insurance	**268,289**	71,468
Office	**110,747**	75,871
Equipment	**37,762**	62,531
Interest and bank charges	**55,902**	44,970
Advertising and promotion	**88,805**	37,534
Travel	**50,952**	124,181
Professional fees	**78,394**	22,629
Repairs and maintenance	**36,670**	6,102
Bad debts	**82,270**	36,851
	9,788,561	7,025,831
INCOME BEFORE OTHER EXPENSES	**74,662**	255,908
OTHER EXPENSES (INCOME)		
Amortization	**85,157**	65,511
Profit sharing bonus	**24,539**	69,487
Uniforms and accessories	**42,408**	59,934
Commissions	**49,426**	39,168
Compensation on stock options	**316,750**	---
Consulting fees	**---**	21,980
Finance charges	**1,851**	4,038
Acquisition costs	**104,354**	---
Gain on sales of marketing rights	**(10,000)**	---
	614,485	260,118
LOSS BEFORE INCOME TAXES	**(539,823)**	(4,210)
INCOME TAXES		
Current tax recovery	**9,370**	10,630
Future income tax expense	**(23,400)**	(8,541)
	(14,030)	2,089
LOSS FOR THE YEAR	**$ (553,853)**	$ (2,121)
BASIC LOSS PER SHARE	**$ (0.014)**	*(See Note14)*
FULLY DILUTED LOSS PER SHARE	**$ (0.014)**	
WEIGHTED AVERAGE NUMBEROF SHARES OUTSTANDING	**39,376,850**	

SECURE ONE, INC.

CONSOLIDATED STATEMENT OF RETAINED EARNINGS
AS AT DECEMBER 31, 2004

	Dec 31, 2004	*(Note 17)* *Dec 31, 2003*
RETAINED EARNINGS, BEGINNING OF YEAR	**$ 778,046**	$ 780,167
ACQUISITION ADJUSTMENT *(Note 21)*	**(282,507)**	---
LOSS FOR THE YEAR	**(553,853)**	(2,121)
(DEFICIT) RETAINED EARNINGS, END OF YEAR	**$ (58,314)**	$ 778,046

SECURE ONE, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
AS AT DECEMBER 31, 2004

	Dec 31, 2004	*(Note 17) Dec 31, 2003*
CASH FLOWS FROM OPERATING ACTIVITIES		
Net(income) loss for the year	**$ (553,853)**	$ (2,121)
Adjustments for:		
Amortization	**85,157**	65,511
Deferred finance charges	**1,851**	4,038
Gain on sale	**(10,000)**	---
	(476,845)	67,728
Changes in non-cash working capital:		
(Increase) decrease in accounts receivable	**(362,321)**	(98,794)
Decrease (increase) in inventory	**(12,330)**	33,559
Decrease (increase) in prepaid expenses and deposits	**(211,072)**	39,164
(Increase) decrease in accounts payable	**342,470**	31,095
Increase in income taxes payable/receivable	**20,306**	(48,108)
Cash flows from operating activities	**(699,792)**	24,344
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant and equipment	**(48,573)**	(51,757)
Disposal of investment in subsidiary	**---**	600
Purchase of intangible assets	**---**	(60,000)
Cash flows (used in) from investing activities	**(48,573)**	(111,157)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase in deferred charges	**---**	(53,213)
Repayment of callable debt	**(4,000)**	(8,000)
Repayment of obligations under conditional sales contract	**(31,207)**	(32,155)
Increase in due from related companies	**40,678**	(99,091)
Decrease in due from/to director	**282,614**	(57,340)
Increase in future income tax liability	**---**	8,541
Cash flows used in financing activities	**288,085**	(241,258)
NET (DECREASE) IN CASH	**(460,280)**	(328,071)
(BANK INDEBTEDNESS), BEGINNING OF YEAR	**(510,244)**	(182,173)
(BANK INDEBTEDNESS), END OF YEAR	**(970,524)**	$ (510,244)
SUPPLEMENTAL INFORMATION		
Interest paid	**44,302**	$ 28,903
Income taxes paid	**---**	$ 37,478

SECURE ONE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2004

1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENATION AND NATURE OF OPERATIONS.

On April 2, 2004, Secure One, Inc (Secure) completed the acquisition of 100% of the issued and outstanding shares of United Protection Services Inc (United). This transaction is accounted for as a reverse takeover of Secure by United. The financial statements are consolidated using the purchase method of accounting.

The Company operates in the business of providing security solutions.

CONSOLIDATION

These consolidated financial statements include the accounts of the Secure and its subsidiary, namely:

Subsidiary	Interest held as at December 31,	
	2004	2003
	%	%
United Protection Services Inc.	100	---

GENERAL

Secure and United are incorporated under the laws of Alberta. Their principal business is providing security services in Alberta, Saskatchewan and British Columbia. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles as noted below.

INVENTORY

The Company records inventory, consisting of uniforms and accessories, at the lower of cost and net realizable value.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost less accumulated amortization. The Company provides for amortization of capital assets using the declining balance basis at the following rates:

Vehicles	30 %
Furniture, fixtures and equipment	20 %
Computer equipment	30 %
Computer software	100 %
Storage unit	20 %

These rates are intended to amortize the assets over their estimated useful lives. In the year of acquisition amortization is calculated at one-half the annual rate. No amount is calculated in the year of disposal.

1. SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets are reviewed for impairment by management when events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of the asset is greater than the undiscounted future cash flows expected to be provided by the asset. The amount of impairment loss is the excess of the carrying value over the fair value.

GOODWILL

Goodwill resulted from the acquisition of operations of several businesses in which the consideration paid exceeded the net tangible asset value acquired.

Goodwill is subject to an annual impairment test on December 31 or more frequently if events or changes in circumstances indicate that it might be impaired. Testing for impairment is accomplished by determining projected discounted future cash flow exceeds the carrying amount of goodwill. The Company performed an impairment test on goodwill as at December 31, 2004 and 2003 and has concluded that no impairment loss should be recognized.

INTANGILBE ASSETS

Contract List / Contracts (1)	5 years
Contract List / Contracts (2)	5 years

Contract Lists / Contracts are recorded at cost less accumulated amortization. These intangible assets are amortized on a straight-line basis over 5 years, which represents their estimated useful life. The Company evaluates the carrying value of these assets in each reporting period to determine if there has been any impairment in the value that would result in an inability to recover the carrying amount. Such evaluation is based on projected discounted future cash flows. When it is determined that the carrying value of an asset exceeds the net discounted amount, the asset is written down to the net discounted amount. A charge to income is made in the period that such a determination is made.

FUTURE INCOME TAXES

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to the difference between financial statement carrying amounts of assets and liabilities and their respective tax bases.

USE OF ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

SECURE ONE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2004

1. SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

STATEMENT OF CASH FLOWS

The statement of cash flows has been prepared using the indirect method.

REVENUE RECOGNITION

Revenue is recognized when the product or service is delivered, and are matched to the period in which the delivery of the product or service occurred. If a payment is made in advance, it is accounted for as deferred revenue until the period to which it should be matched. At that time, the deferred revenue entry is reversed and the revenue is recognized.

DEFERRED CHARGES

During the year, the Company completed administrative and operational procedure manuals. These manuals will be used to provide a guideline and control over the Company's administration and field operation. These manuals will also be used to facilitate expansion through acquisition by creating a foundation to attract existing security companies to utilize the Company's expertise. Preparation costs were $108,876 as at December 31, 2003. This amount has been deferred as this program will benefit future periods. The program became effective as of January 1, 2004 and is amortized on a straight-line basis over a period of 7 years.

STOCK OPTIONS

The Company prospectively adopted the recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for stock-based compensation and other stock-based payments.

STOCK BASED COMPENSATION

Under section 3870 of the CICA handbook, compensation expense is recognized at the time options are granted, modified or settled. As a result of the application of this method, compensation expense of $316,750 was recognized in the second period of the financial statements.

2. ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	Dec 31, 2004	*(Note 17) Dec. 31* 2003
Trade receivables	**$ 1,638,316**	$ 1,303,404
Other receivables	**66,294**	18,700
Due from Westone Ventures Inc	---	30,000
	$ 1,704,610	$ 1,352,104

SECURE ONE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2004

3. INVENTORY

Inventory consists of the following:

	Dec 31, 2004	*(Note 17) Dec. 31* 2003
Uniforms and accessories	**$ 42,404**	$ 30,074

4. DUE FROM DIRECTOR

The amount due from director was repaid in full as of December 31, 2004.

5. DUE TO DIRECTOR

The amount due to director as of December 31, 2004 is not interest bearing with no fixed date of repayment.

6. DEFERRED CHARGES

	Cost	Accumulated Amortization	***Dec 31, 2004***	*(Note 17) Dec. 31* 2003
Administrative and Operational Procedure Manuals	$ 108,876	$ 15,554	**$ 93,322**	$ 108,876

7. PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Amortization	***Dec 31, 2004***	*(Note 17) Dec. 31* 2003
Vehicles	$ 236,593	$ 192,368	**$ 44,225**	$ 63,179
Furniture, fixtures and equipment	149,272	98,963	**50,309**	45,575
Computer equipment	100,668	67,100	**33,568**	31,147
Computer software	55,779	49,021	**6,758**	7,492
Storage unit	20,932	9,447	**11,485**	7,685
Leasehold improvements	3,349	2,157	**1,192**	1,489
	$ 566,593	$ 419,056	**$ 147,537**	$ 156,567

SECURE ONE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2004

8. INTANGIBLE ASSETS

	Cost	Accumulated Amortization	***Dec 31,*** **2004**	*(Note 17)* *Dec. 31* 2003
Customer List / Contracts (1)	$ 40,000	12,000	**28,000**	$ 36,000
Customer List / Contracts (2)	$ 20,000	6,000	**14,000**	$ 18,000
	$ 60,000	$ 18,000	**$ 42,000**	$ 54,000

SECURE ONE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2004

9. DUE FROM RELATED PARTIES

The amounts due from (to) related parties are non-interest bearing and have no specific terms of repayment:

	Dec 31, **2004**	*(Note 17)* *Dec. 31* 2003
United Victims Assistance Foundation		
Opening balance	**$ 65,678**	$ 37,007
Rent charged	**10,200**	10,200
Guard surcharge	**---**	17,596
Payments received	**(50,878)**	---
Closing balance	**$ 25,000**	$ 64,803
Consolidated Security Systems Inc.		
Opening balance	**$ 875**	$ 875
Advances	**---**	---
Payments received	**(875)**	---
Closing balance	**---**	$ 875
Security Officer Career College Inc.		
Opening balance	**---**	---
Rent payable during the year	**(48,000)**	(48,000)
Rent paid during the year	**48,000**	48,000
Rent charged during the year	**3,600**	3,600
Payments received	**(3,600)**	(3,600)
Closing balance	**---**	---
KBJ Internation Ventures Inc.		
Opening balance	**---**	---
Rent charged	**4,800**	$ 4,800
Advance	**26,299**	11,337
Payments received	**(31,099)**	(16,137)
Closing balance	**---**	---
Richfield Exploration Inc.		
Opening balance	**---**	(65,000)
Share issuance for settlement of debt *(Note 12)*	**---**	65,000
Consulting fees charged during the year	**(45,000)**	---
Payments during the year	**45,000**	---
Closing balance	**---**	---
	$ 25,000	$ 65,678

Consolidated Security Systems Inc., Security Officer Career College Inc., KBJ Internation Ventures Inc. and the Company are related due to common control. United Victims Assistance Foundation is related as the director and employees of the Company are on the board of directors of this not for profit organization. Richfield Exploration Inc. and the Company are related due to common Directors.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related companies.

The Company's director has provided personal guarantees of bank debt. No amount has been charged to the company in respect of these guarantees.

SECURE ONE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2004

10. BANK INDEBTEDNESS

The Company has arranged an authorized overdraft lending account with a limit of $1,000,000; the loan advanced bears interest at prime rate plus 0.75% and is renewable annually.

Security granted is as follows:

Registered general assignment of book debts with a lending margin calculated on 75% of assigned accounts receivable aged up to 60 days.

Registered general security agreement providing the bank with charge over all present and after acquired assets of the Company.

An unconditional guarantee signed by The Security Officer Career College Inc for the payment of all present and future debts and liabilities, both direct and indirect, of the borrower to the bank up to the sum of $250,000 with solvency certificate and enabling resolution.

An unconditional Guarantee of the Director for the payments of all present and future debts and liabilities, both direct and indirect, of the borrower to the bank up to the sum of $500,000.

Covenants

Financial covenants included in security documentation required by the bank are as follows:

- The Company's total debt to tangible net worth ratio will not exceed **2.50 to 1.** This covenant is tested annually at year-end based on accountant prepared Audited year-end financial statements.
  Debt is defined as total liabilities of the Company but excludes future taxes, subrogated and subordinated loans to the bank.
  Net worth: is defined as paid in capital, retained earnings, contributed surplus and all subrogated and postponed loans less any items the bank considers intangible in its sole discretion.

  As of December 31, 2004, the company was in breach of the covenant based on "total debt to tangible net worth ratio."

11. CALLABLE DEBT

	***Dec 31,* 2004**	*(Note 17) Dec. 31* 2003
Small business loan, repayable in monthly instalments of $667 plus interest at prime plus 1%, this loan was repaid in full as of December 31, 2004.	---	$ 4,000
Less payments due within one year	---	4,000
	---	$ ---

SECURE ONE, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2004

12. OBLIGATIONS UNDER CONDITIONAL SALES CONTRACTS

The Company has the following conditional sales contracts on automotive equipment.

	***Dec 31,* 2004**	*(Note 17)* *Dec. 31* 2003
Contract, repayable in monthly instalments of $867 including interest at 6.8%, secured by a specific vehicle with a net book value of $14,201 and matures on June 26, 2005.	**$ 5,201**	$ 15,600
Contract, repayable in monthly instalments of $867 including interest at 6.8%, secured by a specific vehicle with a net book value of $14,201 and matures on June 26, 2005.	**$ 5,199**	$ 15,600
Contract, repayable in monthly instalments of $545 including interest at 8.75%, secured by a specific vehicle with a net book value of $5,965and matures on November 3, 2004.		$ 5,993
Contract, repayable in monthly instalments of $401 including interest at 8.75%, secured by a specific vehicle with a net book value of $4,393 and matures on November 3, 2004.		$ 4,414
	10,400	41,607
Less current portion	**10,400**	32,160
	---	$ 9,447

Principal payments over the next year are as follows:

2005	**10,400**
	$ 10,400

SECURE ONE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2004

13. SHARE CAPITAL

	Dec 31, 2004	**Dec 31, 2004**	*(Note 17)* Dec 31, 2003	*(Note 17)* Dec 31, 2003
	Number	**Amount $**	Number	Amount $
Authorized:				
Unlimited number of common voting shares				
Unlimited number of preferred voting shares				
Issued:				
Opening balance	**18,170,600**	**$1,515,937**	17,520,600	$1,450,937
Issued during the year	**28,275,000**	**2,881,750**	650,000	65,000
	46,445,600	**4,397,687**	18,170,600	1,515,937
Less acquisition adjustment *(Note 21)*		**(4,397,678)**		---
Closing balance	**46,445,600**	**$ 9**	18,170,600	$1,515,937

a. The company follows the accounting policy of reducing the proceeds from the issue of new shares by the costs directly related to the issuance.

b. The preferred shares may be issued in one or more series and the directors are authorized to fix the number of shares in each series and to determine the designation, rights, privileges, restrictions and conditions attached to the shares of each series.

c. The company entered into a Director's and Management Stock Option Agreement on August 17, 1998. This agreement granted to the officers and directors an option to purchase 750,000 (250,000 prior to 3:1 split) shares at a price of $0.0667 (0.20 prior to 3:1 split) per share. A total of 571,000 options were exercised in 1999 and 2000. The remaining 179,000 options expired on August 2003.

d. On June 1, 2000, through private placement, the company issued 2,000,000 units at $0.24 per unit, with each unit consisting of one common share and one warrant to purchase an additional common share at $0.10/share if exercised on or before the expiration of two years from the date of the warrants, $0.15/share in the third year, $0.20/share in the fourth year, and $0.25/share in the fifth year from the date of the warrants. As of December 31, 2004 no warrants have been exercised.

e. On August 19, 2003 through private placement, the company issued 650,000 common shares at $0.10 per share to Richfield Exploration Inc. in the settlement of debts of the corporation owing to Richfield Exploration Inc.

f. On April 5, 2004, Secure issued 22,500,000 shares at $0.10 per share to purchase all of the issued and outstanding shares of United. Concurrent with the above issuance, the company reduced its indebtedness to a director by $500,000 by means of the issuance of 5,000,000 shares at $0.10 per share.

g. As a result of the acquisition, the purchase of the shares in United resulted in a reverse takeover. As such, the shares capital amount used for the consolidated financial statements is the share capital amount of United. The number of shares outstanding continues the share capital issuances of Secure. This resulted in a reduction of the share capital amount of $4,397,678 for the Company.

SECURE ONE, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2004

13. SHARE CAPITAL *(cont'd)*

h. The Company adopted a formal stock option plan subject to the approval of the TSX venture Exchange effective November 18, 2002. Under this plan, option may be granted to directors, officers, consultants, and employees of the Company for a total number of common shares not to exceed 10% Of the total issued and outstanding common shares of the Company for the time to time. Under this plan options granted during the period are as follows.

i. On July 2, 2003 the Company entered into a Stock Option Agreement with its directors and officer. This agreement, subject to the Company's Stock Option Plan, granted the two directors and an officer an irrevocable option to purchase common shares in their capacity as directors and officers of the Company. The total number of common shares is 1,750,000 with an expiration of 90 days from cessation as an officer or director. A director resigned as director of the Company on August 25, 2003, and accordingly 100,000 expired on November 23, 2003.

During the second period, a director exercised 775,000 options at the price of $0.10 per share.

Options outstanding as of December 31, 2004

	2004		2003	
	Number of shares	**Weighted average exercised price**	Number of shares	Weighted average exercised price
Opening balance	**1,650,000**	**$0.10**	1,750,000	$0.10
Granted to directors	**3,750,000**	**0.10**		
Exercised	**(775,000)**	**0.10**		
Forfeited			(100,000)	0.10
Closing balance	**4,625,000**	**$0.10**	1,650,000	$ 0.10

Options outstanding	**Exercise price**	**Options exercisable at December 31, 2004**	**Expiry Date**
775,000	$0.10	775,000	July 8, 2008
3,750,000	0.10	3,750,000	April 5, 2009
4,525,000		4,525,000	

j. The Company prospectively adopted the recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for stock-based compensation and other stock-based payments.

The company provides compensation to a certain officer and directors in the form of stock options. The Company follows in intrinsic value based method of accounting for stock options; consequently, compensation expense of $316,750 is recognized in these consolidated financial statements.

The fair value of the options granted was estimated using the Black-Scholes option pricing model with the following assumptions.

Dividend rate	0%
Volatility	33%
Expected life of options	3 years
Risk free interest rate	3.25%
Number of options	3,750,000
Fair value of options	$316,750

13. SHARE CAPITAL *(cont'd)*

k. As at December 31, 2004 there are 2,000,000 warrants outstanding. Each warrant entitles the Holder to purchase one common share at an exercise price of $0.25 until March 2, 2005.

14. LOSS PER SHARE

Basic loss per share have been calculated using net loss for the period divided by the weighted average number of the Company's shares outstanding during the period. The weighted average number of shares outstanding is determined by calculating the shares issued during the period and weighted for the portion of the period that were outstanding. Fully diluted earnings per share have been calculated using the treasury stock method which gives effect to the diluted value of stock options outstanding. The earnings per share are calculated as follows.

	Dec 31, 2004	**Weighted average common shares**	**Loss per share**	Nov 30, 2003	Weighted average common shares	Loss per share
Basic	**$ (553,853)**	**39,376,850**	**$(0.014)**	$(199,662)	17,723,614	$(0.012)
Fully diluted	**$ (553,853)**	**39,376,850**	**$(0.014)**	$ (199,662)	20,505,692	$(0.012)

The potential effect of the exercise of options does not materially affect the earnings per shares. Comparative figures shown are of Secure One Inc, formally known as Westone Ventures Inc prior to the reverse takeover by United.

15. LEASE COMMITMENTS

The Company has lease commitments for the office space. The minimum payment required in each of the next five years are as follows

Years	**Amounts**
2006	$120,916
2007	$120,916
2008	$120,916
2009	$120,916
2010	$120,916

16. PROFIT SHARING BONUS

Under a Branch Partnership Operating Agreement, 50% of the net profit of a branch was paid to the branch partner being McMurray Protection Force Ltd. The total amount paid to the Branch Partner for the year ended December 31, 2004 was $24,539.

17. COMPARATIVE FIGURES

As per section 1581.17 of the CICA Handbook, the comparative figures shown were reported on by another auditor for the year ended December 31, 2003 and are the figures of the subsidiary. (See Note 1)

18 SIGNIFICANT EVENT

a. On April 2, 2004, Secure acquired 100% of the issued and outstanding shares of United in exchange for 22,500,000 of its common shares valued at $0.10 per share for total consideration of $2,250,000. Concurrent, Secure issued 5,000,000 common shares for settlement of $500,000 of director advances. Effective control of Secure changed following the transaction. The sole shareholder of United acquired effective control of Secure. This transaction has been accounted for as a reverse takeover under section 1581 of the CICA handbook.

b. The Company is currently in the process of concluding strategic acquisitions of two target security companies located in Surrey and Abbotsford in the Province of British Columbia. The Company has advanced $175,000 as a deposit to the target company located in Surrey. This amount will be part of the consideration if the acquisition is completed. It will be fully refunded in cash or kind if the acquisition is not completed.

Prepaid expenses and deposits	**Dec 31, 2004**	*(Note 17)* *Dec. 31* 2003
Deposits - acquisitions	**$ 175,000**	---
Prepaid expenses	**28,982**	$ 12,910
Deposits – Other	**20,000**	---
	$ 223,982	$ 12,910

19. FINANCIAL INSTRUMENT

Fair value of financial instruments

The Corporation has estimated the fair value of its financial instruments based on the current interest rates, market value and current pricing of the financial instrument with similar conditions. Unless otherwise indicated, the carrying value of this financial instrument is considered to approximate their fair value.

Credit risk

The Corporation performs ongoing credit reviews of all its customers and records an allowance for doubtful accounts when accounts are determined to be uncollectible.

Interest rate risk

As at December 31, 2004, the corporation's interest rate risk is summarized as follows:

Cash	Variable rate
Accounts receivable	Non-interest bearing
Bank loans	See note 9
Accounts payable and accrued liabilities	non-interest bearing
Long term debt	See note 5

SECURE ONE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2004

20. SEGMENTED INFORMATION

The Company operates in the business of providing security services in the Province of Alberta, Saskatchewan, and British Columbia, its activities are carried out thorough these three geographic segments, with Head Office costs reported as a cost centre.

SEGMENT		***Dec 31,*** **2004**		*(Note 17)* *Dec. 31* 2003
Alberta				
Revenue	**$**	**6,078,082**	$	5,973,548
Direct labour costs		**(4,011,950)**		(3,942,542)
Other operational costs		**(645,033)**		(633,793)
Sales, general and administrative costs		**(693,640)**		(582,282)
Contribution to Head Office	**$**	**727,459**	$	814,931
Saskatchewan				
Revenue	**$**	**769,788**	$	767,601
Direct labour costs		**(598,493)**		(596,810)
Other operational costs		**(29,370)**		(59,322)
Sales, general and administrative costs		**(72,594)**		(72,923)
Contribution to Head Office	**$**	**69,331**	$	38,546
British Columbia				
Revenue	**$**	**3,015,353**	$	540,590
Direct labour costs		**(2,313,893)**		(406,848)
Other operational costs		**(278,744)**		(49,951)
Sales, general and administrative costs		**(426,105)**		(145,147)
Contribution to Head Office	**$**	**(3,389)**	$	(61,356)
Total contribution to Head Office costs	**$**	**793,401**	$	792,121
Head Office Costs		**(1,333,224)**		(796,331)
Current tax recovery		**9,370**		10,630
Future income tax expense		**(23,400)**		(8,541)
Net loss for the years	**$**	**(553,853)**	$	(2,121)

21. SUBSEQUENT EVENT

In accordance with Canadian Generally Accepted Accounting Principles, specifically EIC-14, adjustments were made to various accounts to reflect additional information relating to the acquisition of United Protection Services Inc. by Secure One, Inc. The changes have been applied prospectively with the following results.

As a result of the acquisition, the purchase of the shares in United resulted in a reverse takeover. As such, the shares capital amount used for the consolidated financial statements is the share capital amount of United. The number of shares outstanding continues the share capital issues of Secure. This resulted in a reduction of the share capital amount of $4,397,678 for the Company.

The consolidated statement of retained earnings reflects an adjustment in retained earnings in the amount $282,507.This adjustment resulted from the fact that Secure has a negative tangible asset value of $282,507 when it acquired the shares of United.


SEC MAIL PROCESSING
RECEIVED
MAY 18 2005
SECTION

Management's Discussion Analysis

For the year ended December 31, 2004.

The following management's discussion and analysis of the results of operations and financial condition of Secure One, Inc. is made as of April 30, 2005 and should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2004. The consolidated financial statements of Secure One, Inc and its wholly-owned subsidiary, United Protection Services Inc. have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The consolidated statements and management's discussion and analysis have been approved by the Company's Directors and are presented in Canadian dollars unless otherwise specified.

The preparation of financial statements and related disclosures in conformity with Canadian GAAP requires management to make estimates that affect the reported amounts of assets, liabilities, revenue, expenses and contingencies. Management bases its estimates on historical experience and on other assumptions that are believed, at the time, to be reasonable under the circumstances.

Forward-looking Statements

This management's discussion and analysis contains forward-looking information based on management's best estimates and the current operating environment. These forward-looking statements relate to anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipated", "believe", "expect", "plan", or similar words suggesting future outcomes. Such forward-looking statements are as of the date on which such statements are made and are subject to a number of known and unknown risks, uncertainties and other factors, which could cause actual results or events to differ materially from future results expressed, anticipated or implied by such forward-looking statements. Such factors include, but are not limited to, changes in market and competition, technological development and potential downturns in economic conditions generally.

Overview

Secure One, Inc. is the sole shareholder of United Protection Services Inc, which is headquartered in Edmonton, Alberta, Canada. The Company operates various types of security services which includes Static Security, Mobile Patrol, Alarm Response, Loss Prevention, Investigations and have recently diversified into the Security Hardware Industry.

Revenue Growth

The Company has experienced increased revenue as a result of continued increasing requirement for its services offered. This growth trend is expected to continue to increase as the Company moves into the new financial year.

The Company was awarded a major security contract which was effective in the last month of the second quarter of 2004. The Company has further submitted tenders on additional major projects and management believes its tender are competitive on a majority of these tenders.

Expense Reduction

Management continues to focus on expense reduction throughout the Company.

Acquisitions

The Company will undertake a plan of growth through disciplined acquisitions. The Company's business development team is currently looking at a number of opportunities both in existing business lines and in complementary business lines. The Company is currently in the process of concluding strategic acquisitions of 2 target security companies located in Surrey and Abbotsford in the Province of British Columbia. The Company has advanced $175,000 to the target company located in Surrey; this amount will be capitalized upon completion of the acquisition.

Financial Results

Selected Financial Information

Quarterly Data

Selected quarterly consolidated financial information has been provided in the following table from January 1, 2004.

For the three months ended	Mar 31, 2004	Jun 30, 2004	Sep 30, 2004	Dec 31, 2004
Revenue	$2,089,951	$2,390,441	$2,768,795	$2,614,036
Direct contribution margin	419,435	450,374	581,597	534,334
Contribution percentage	20.07%	18.84%	21.01%	20.44%

Results of Operations

Certain Factors That May Affect Revenue Results

The Company expects that its future operating results may be subject to quarterly and annual fluctuations resulting from a variety of factors, including market conditions, changes in customer and geographic distribution. In the Security Hardware Division, revenues are primarily delivered from a small number of large contracts with a portion of revenues in any fiscal quarter, resulting from customer orders received in the same quarter.

Revenue

Revenue for the year ended December 31, 2004 increased by 35.45% to $9,863,223 from $7,281,739 for the year ended December 31, 2003. Management has budget a further increase in revenue of 30% for the 2005 year.

The following table summarizes the quarterly revenue from January 1, 2004 to December 31, 2004.

Quarter Ending	Revenue
March 31, 2004	$ 2,089,951
June 30, 2004	$ 2,390,441
September 30, 2004	$ 2,768,795
December 31, 2004	$ 2,614,036

The approximate geographic breakdown of operating revenues is as follows:

Geographic Locations	1st Quarter March 31, 2004		2nd Quarter June 30, 2004		3rd Quarter September 30, 004		4th Quarter December 31, 2004	
Alberta	$1,432,027	68%	$1,400,253	59%	$1,743,181	63%	$1,502,621	57%
Saskatchewan	$ 199,301	10%	$186,966	7%	$185,955	7%	$197,566	8%
British Columbia	$ 458,623	22%	$803,222	34%	$839,659	30%	$913,849	35%

Gross Profit

Gross profit for the three months ended September 30, 2004 was $581,597, an increase of 29.14% compared to the gross profit of $450,374 for the three month period ended June 30, 2004.

Quarter Ending	Gross Profit	% of Revenue
March 31, 2004	$419,435	20.07%
June 30, 2004	$450,374	18.84%
September 30, 2004	$581,597	21.01%
December 31, 2004	$534,334	20.44%

Net Income / Loss

Net loss for the year ended December 31, 2004 is $(553,853)

Quarter Ending	**Net Loss**
March 31, 2004	$ (16,935)
June 30, 2004	(433,885)
September 30, 2004	149,760
December 31, 2004	$(252,793)

Significant elements related to the performance of the Company over the year include:

- The increasing revenues of the Security Hardware Segment which totaled $49,650.
- Under section 3870 of the CICA handbook, compensation expense is recognized at the time options are granted, modified or settled. As a result of the application of this method, compensation expense of $316,750 was recognized in the second period of the financial statements which is a significant contributor to the loss stated in the statement of income and earnings for the year ended December 31, 2004. Management does not anticipate any future compensation expenses of this significant value in the near future.

Liquidity and capital Resources

As at December 31, 2004, the Company has a working capital (net current assets) of $106,923. The Company has reported that it has been approved by the TSX Venture Exchange to effect an exempt distribution of up to 4,000,000 units at $0.25 per unit, each consisting of one common share and a warrant to acquire a further share at $0.35 if exercised on or before March 31, 2005 and at $0.45 if exercised thereafter but on or before September 30, 2005. The net proceeds will be used to increase working capital and to assist in the financing its geographical expansion of the private security business.

Contingencies

The Company, in the course of its normal operations, is subject to claims, lawsuits and contingencies. Accruals are made in instances where it is possible that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company has no reason to believe that the ultimate outcome of these matters would have a significant impact on its financial position.

Related Party Transaction

The company has identified the following companies as related parties.

- United Victims Assistance Foundation

As at December 31, 2004, $25,000 is receivable from the above related party. Balances receivable from the related party is non interest bearing and are fully disclosed in note 8 of the audited consolidated financial statements for the year ended December 31, 2004.

Competitive Risks

Increased competition may adversely affect market share position, volume of hours serviced and pricing in certain industry sectors.

Critical Accounting Estimates

The accompanying audited consolidated financial statements contains all disclosure required by Canadian GAAP for annual financial statements and, accordingly, the financial statements should be read in conjunction with this management and discussion and analysis.

General

Unless otherwise specified in the discussion of the specific critical accounting estimates, the Company is not aware of trends, commitments, events or uncertainties that are reasonably expected to materially affect the methodology or assumptions associated with the critical accounting estimates, subject to the circumstances identified above.

Changes are made to assumptions underlying all critical accounting estimates to reflect current economic conditions and updating of historical information used to develop the assumptions, where applicable. Unless otherwise specified in the discussion of the specific critical accounting estimates, it is expected that no material changes in overall financial performance and financial statement line items would arise either from reasonably likely changes in material assumptions underlying the estimates or within a valid range of estimates, from which the recorded estimate was selected.

All critical accounting estimates are uncertain at the time of making the estimates.

Accounts Receivable

The company considers the business area that gives rise to the accounts receivable, maintains minimum standards for awarding credit terms on sale transactions and performs specific account identification when determining its allowance for doubtful accounts.

The estimates of the Company's allowance for doubtful accounts would not materially change from period to period due to the stringent collection policies of the accounting department.

Purchased Technology

The recoverability of the Company's investment in purchased technology is determined by an ongoing analysis of the economic benefits to the purchased technology. The Company estimates the future economic benefits attributed to the purchased technology and compares the results with the net book value of the assets. Assumptions underlying the estimated economic benefit of purchased technology costs include future sales trends, product offering, timing of technological advancements, competitive pressure and consumer acceptance of product and service offering. If management's best estimate of the future economic benefits of the purchased technology costs was adversely affected, the Company could potentially experience a change to amortization expense in the future. Such a change to amortization would not result in a cash outflow.

Goodwill and Intangible Assets

The accounting estimates for goodwill and intangible assets represent approximately 10% of the Company's total assets, as at December 31, 2004 presented in its audited consolidated financial statements. If the Company's estimated fair value were incorrect, the Company could experience increased or decreased charges for changes to the estimated fair value in the future. If the future were to adversely differ from management's best estimate to recover the Company's investment in its goodwill and intangible assets, the Company could potentially experience future material impairment losses in respect of its goodwill and intangible assets. The impairment loss would be recognized and presented as a separate line item in the statement of income and retained earnings.

Revenue Recognition

Revenue is recognized when the product or service is delivered, are matched as closely as possible to the period in which Expenses related to the delivery of the product or service were incurred. If a payment is made in advance, it is accounted for as deferred revenue until the period to which it should be matched. At that time, the deferred revenue entry is reversed and the revenue recognized.

Accounting for Income Tax

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognised for the future tax consequences attributed to differences between the financial statements carrying values and the existing assets and liabilities and their income tax basis.

Accounting Policy

The Accompanying audited consolidated financial statements are prepared in accordance with Canadian GAAP using the same accounting policies disclosed in the Company's most recently prepared audited annual financial statements for the year ended December 31, 2004.

Approved by the board:

(Signed) "Leonard D. Jaroszuk"

(Signed) " Douglas C. Bachman"